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FOR IMMEDIATE RELEASE
                                   PAMELA SHERRY - INVESTOR RELATIONS CONTACT
                                   336-584-5171, EXT. 4855

                                   LABCORP SHAREHOLDER DIRECT 800-LAB-0401


 LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
                      FIRST QUARTER RESULTS



BURLINGTON,  NC,  APRIL  30,  1998 - Laboratory  Corporation  of
America-Registered   Trademark-   Holdings   (LabCorp-Registered
Trademark-) (NYSE: 1LH) today announced results for the quarter ended March 31, 1998.

Net sales for the first quarter were $373.0 million, operating income $29.4 million, and net income $9.3 million. The loss per common share on a basic and diluted basis (after deducting preferred stock dividends) was $0.01. This compares with net sales of $391.5 million, operating income of $27.8 million, net income of $2.4 million, and basic and diluted earnings per common share of $0.02 for the same period in 1997.

The revenue decline is the result of a 4.6% reduction in volume compared to the first quarter of 1997. This is a decrease in the rate of decline noted in each of the last three quarters in 1997, when declines approximated 7% versus comparable periods in 1996. The volume decline is attributable to LabCorp's program of shedding unprofitable business, as well as changes in physicians' ordering patterns caused by new government and private reimbursement policies, and hospitals aggressively competing in the outpatient testing market. Despite a January 1, 1998 decrease in the Medicare fee schedule, price during the quarter remained level with the comparable period in 1997.

Earnings before interest, taxes, depreciation, and amortization (EBITDA), considered by LabCorp to be the best measurement of its performance, was $50.2 million for the first quarter of 1998, or 13.5% of net sales, versus $49.2 million, or 12.6% of net sales, for the comparable period in 1997. Furthering LabCorp's trend in operating expense reduction, first quarter 1998 operating expenses declined by 5.5%, or $20.1 million, compared to the same period in 1997.

"We are pleased with our first quarter results, which were in line with our expectations," said Thomas P. Mac Mahon, President and Chief Executive Officer. "Our days sales outstanding (DSO) remained at the same level as reported for year-end 1997. Our operating cash flow for the quarter was $27.9 million. As a result, we were able to pay-down $30.0 million in debt during the quarter. We remain committed to lowering DSO, increasing cash collections, reducing costs, and improving price as we proceed with enhancements to our billing system and the implementation of our new strategic plan to strengthen our core business and create new revenue-generating opportunities."

On April 28, 1998, LabCorp announced an exclusive partnership with Virco to offer important new tests that will provide physicians treating HIV-infected patients drug resistance information. These tests will provide physicians with information about which components of anti-HIV drug cocktails for individual patients are likely to be effective, and which drugs are not. LabCorp is planning to use Virco's new phenotyping technology to enhance the analysis of genotypic testing, which identifies genetic mutations that can signify drug resistance. LabCorp will have exclusive access to the first HIV resistance database that directly relates genotypic analysis to phenotypic interpretation. Developed by Virco, the Company believes the database provides the most useful guide for AIDS-treating physicians to date.

During the quarter, LabCorp completed the acquisition of a laboratory in St. Petersburg, Florida representing approximately $3 million in annual revenues. In March, consistent with its strategic plan for growth, LabCorp completed the divestiture of its veterinary business in an asset sale to Antech Diagnostics, a subsidiary of Veterinary Centers of America, Inc., resulting in a gain on the divestiture of $2.0 million. And on April 22, the Company also entered into an agreement to acquire certain of the assets of Medlab, Inc. Based in Wilmington, Delaware, Medlab, Inc. is the largest provider of clinical laboratory testing services in Delaware with annual revenues in 1997 of approximately $20 million.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1997.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.


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           LABORATORY CORPORATION OF AMERICA HOLDINGS
                Summarized Financial Information
          (Dollars in millions, except per share data)

                                        (Unaudited)
                                     Three Months Ended
                                          March 31,
                                   ----------------------
                                     1998          1997

Net sales                          $ 373.0       $ 391.5
                                   =======       =======

Operating income                      29.4          27.8
                                   =======       =======

Earnings before income taxes          18.8           5.9

Provision for income taxes             9.5           3.5
                                   -------       -------

Net earnings                       $   9.3       $   2.4

Less preferred stock dividends
 and accretion of manditorily
 redeemable preferred stock           11.1            --
                                   -------       -------

Net gain (loss) attributable to
 common shareholders               $  (1.8)      $   2.4
                                   =======       =======

Basic and diluted earnings
 (loss) per share (1)              $ (0.01)      $  0.02
                                   =======       =======

(1) Earnings (loss) per common share are based on the weighted average number of shares outstanding during the three-month periods ended March 31, 1998 and March 31, 1997 of 124,397,665 shares and
122,935,080 shares, respectively

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